KY
45

06006967

SECU... ...SSION
Washington, D.C. 20549

AB 3/29/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STUART Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 BEAVER RUIN ROAD, SUITE 200
(No. and Street)

NORCROSS (City) GA (State) 30093 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART SECURITIES CORP. 678-380-6071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTI & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

3308 PEACHTREE INDUSTRIAL BLVD. (Address) DULUTH (City) GA (State) 30096 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES STUART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STUART SECURITIES, CORP., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristy Weldon
Gwinnett County, Georgia
Commission Expires May 5, 2009

Signature

CEO
Title

Kristy Weldon
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STUART SECURITIES CORP.

FINANCIAL STATEMENTS and SUPPLEMENTAL SCHEUDLESWITH INDEPENDENT AUDITOR'S REPORT

December 31, 2005 and 2004

CONTENTS

Santi & Associates, PC
Certified Public Accountants

Independent Auditor's Report

To the Shareholders
Stuart Securities Corp.
Norcross, Georgia

We have audited the accompanying balance sheets of Stuart Securities Corp., as of December 31, 2005 and 2004, and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stuart Securities Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Santi & Associates, PC

February 24, 2006
Duluth, Georgia

STUART SECURITIES CORP.

BALANCE SHEETS

December 31, 2005 and 2004

ASSETS

		2005		2004
Cash	$	158,207	$	31,645
Commissions receivable		144,566		145,340
Property and equipment, at cost, net of accumulated depreciation of $10,188 and $9,514		-		674
Receivable from affiliate		91,522		85,193
	$	394,295	$	262,852

LIABILITIES AND STOCKHOLDERS' EQUITY

		2005		2004
LIABILITIES				
Commissions payable	$	203,756	$	142,698
Note payable		14,478		-
Advances from stockholder		55,000		55,000
		273,234		197,698
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value; 200 shares authorized; 198 shares issued and outstanding		2		2
Additional paid-in-capital		969,176		969,176
Accumulated deficit		(848,117)		(904,024)
		121,061		65,154
	$	394,295	$	262,852

The accompanying notes are an integral part of these financial statements.

STUART SECURITIES CORP.

STATEMENTS OF INCOME

Years Ended December 31, 2005 and 2004

	2005	2004
OPERATING INCOME		
Commissions	$ 2,730,871	$ 2,599,224
OPERATING EXPENSES		
Commissions	2,384,654	2,039,555
Management fees to affiliate	111,860	316,384
Selling, general and administrative	178,450	208,131
	2,674,964	2,564,070
NET INCOME	$ 55,907	$ 35,154

The accompanying notes are an integral part of these financial statements.

STUART SECURITIES CORP.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
BALANCE AT January 1, 2004	$ 2	$ 969,176	$ (939,178)	$ 30,000
Net income	-	-	35,154	35,154
BALANCE AT December 31, 2004	2	969,176	(904,024)	65,154
Net income	-	-	55,907	55,907
BALANCE AT December 31, 2005	$ 2	$ 969,176	$ (848,117)	$ 121,061

The accompanying notes are an integral part of these financial statements.

STUART SECURITIES CORP.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 55,907	$ 35,154
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	674	674
Penalty	26,250	-
(Increase) Decrease in:		
Commissions receivable	774	(102,734)
Receivable from affiliate	(6,329)	(51,752)
Increase (Decrease) in:		
Commissions payable	61,058	112,874
Net cash provided from (used by) operating activities	138,334	(5,784)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments on note payable	(11,772)	-
Net cash used by financing activities	(11,772)	-
Net increase (decrease) in cash and cash equivalents	126,562	(5,784)
Cash at beginning of year	31,645	37,429
Cash at end of year	$ 158,207	$ 31,645

Supplemental Disclosure of Cash Flow Information:

	2005	2004
Noncash investing and financing transactions:		
Penalty assessed and financed by NASD	$ 26,250	$ -
Cash paid for interest	$ 1,077	$ -
Interest incurred and expensed	$ 1,077	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Stuart Securities Corp. (the Company) is presented to assist in the understanding of the corporation's financial statements. The financial statements and notes are representations of the corporation's management, which is responsible for their integrity and objectivity.

1. **Business Activity**
Stuart Securities Corp. (a Delaware corporation) is a wholly owned subsidiary of Stuart Financial Corp. Stuart Securities Corp. (the Company) has been an application way, K2i brokerage firm since 1998. The Company is registered as a broker-dealer with the National Association of Securities Dealers. The Company is registered in 46 states and markets securities and variable products. The Company is subject to net capital and other regulations of the United States Securities and Exchange Commission (SEC). The Company offers retail sales of mutual funds, variable annuities, and variable life insurance products through registered representatives.

2. **Basis of Presentation**
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to practices within the broker-dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

3. **Revenue Recognition and Commissions Receivable**
Commission income represents the spread between buy and sell transactions processed and net fees charged to registered representatives on a transaction basis for buy and sell transactions processed. For variable life annuity products, commissions are a percentage of premiums paid by the policyholder. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

   The Company, in accordance with NASD reporting regulations, includes as commissions receivable only those non 12-B-1 commissions that have been earned in the last thirty days of the fiscal year and have not been collected by December 31st. The Company considers its commissions to be fully collectible and an allowance for doubtful accounts is considered unnecessary. The commissions receivable reported under this method does not significantly differ from that arrived at by applying accounting principles generally accepted in the United States of America.

4. **Cash and Cash Equivalents**
The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

5. **Property and Equipment**
Depreciation of property and equipment is provided for by charges to operations over the estimated useful lives of the assets using accelerated and straight-line methods. Lives for the more significant items within each property classification follow:

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

5. Property and Equipment, continued

	Years
Equipment	5
Furniture and fixtures	5

Expenditures for property and equipment and for renewals or improvements which extend the original estimated economic life of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense. When an asset is retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the statement of income.

Depreciation expense was $674 for each of the years ended December 31, 2005 and 2004.

6. Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

7. Reclassifications

Certain reclassifications have been made to the 2004 financial presentation in order to conform to the 2005 presentation. These changes did not affect equity or income.

NOTE B - FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with financial institutions which are highly rated in order to reduce credit risk. At times, the Company's balances may exceed federally insured amounts. The Company has not experienced any losses in such accounts. On December 31, 2005 the Company had $65,780 of uninsured balances. There were no uninsured balances as of December 31, 2004.

NOTE B - FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK, continued

Commissions receivable arise from the processing of buy and sell transactions and from the sale of variable life and annuity insurance products. Customers include registered agents, investment companies, and insurance companies throughout the United States. As a result, the Company's ability to collect commissions receivable is affected by the general economic climate in the nation and in the securities industry.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Balances of major classes of depreciable assets follows:

	2005	2004
Equipment	$ 7,800	$ 7,800
Furniture and fixtures	2,388	2,388
	10,188	10,188
Accumulated depreciation	(10,188)	(9,514)
	$ -	$ 674

NOTE D - NOTE PAYABLE

The Company has an unsecured note payable to NASD in the original amount of $26,250 resulting from fines that were assessed against the Company in 2005. The note is payable $1,159 monthly at 5.25% interest and matures December 15, 2006. Interest incurred and expensed for the year ended December 31, 2005 was $977.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is affiliated with Stuart Insurance Agency, Ltd. (the "Agency") through common ownership. The Company has a management agreement with the Agency whereby the Agency provides administrative, accounting and other personnel, as well as assisting the Company in maintaining its appropriate licenses and registrations. The Agency is responsible for payment of all expenses except for broker-dealer license fees, NASD fees and any other expenses relating to licensing or compliance. The Agency also provides office space, supplies and equipment that the Company requires in the ordinary course of its business. In return, the Company pays the Agency an agreed upon amount specified in the management agreement in order to cover the shared office costs each month. During 2005, the Company paid $111,860 in fees under this agreement. During 2004, the Company paid a management fee based on 90% of its net income each month. Management fees incurred in 2004 were $316,384.

NOTE E - RELATED PARTY TRANSACTIONS, continued

All variable life and annuity products sold by the Company are submitted through the Agency. The Company utilizes free of charge, software developed by S21C Technologies, Ltd. of Canada to process commissions and produce commission statements for its agents.

NOTE F - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

At December 31, 2005 and 2004, and for the years then ended, the Company had an advance payable to a stockholder for $55,000 that is subordinated to the claims of general creditors. The advance is noninterest bearing, and the maturity date was extended to September 2008 with NASD approval.

NOTE G - INCOME TAXES

The components of income tax expense for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Deferred	$ (32,952)	$ (13,359)
Change in valuation allowance	32,952	13,359
	$ -	$ -

The difference between income tax expense computed by applying the statutory federal income tax rate to net income before taxes for the years ended December 31, 2005 and 2004, is due to the change in the valuation allowance on deferred tax assets.

The following summarizes the components of deferred taxes at December 31, 2005 and 2004.

	2005	2004
Gross deferred income tax asset consisting of operating loss carryforwards	$ 268,315	$ 289,560
Less Valuation Allowance	(268,315)	(289,560)
Net Deferred Tax Asset	$ -	$ -

NOTE G - INCOME TAXES, continued

At December 31, 2005 and 2004, the Company has recorded a valuation allowance relating to its deferred tax asset due to the fact that it is more likely than not that the deferred tax asset will not be realized. The realization of this deferred tax asset is dependent on future taxable income.

At December 31, 2005, the Company had net operating loss carryforwards for tax purposes of approximately $706,000. These operating loss carryforwards will begin to expire in 2015 if not previously utilized.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $84,539, which was $59,539 in excess of its required net capital of $25,000 and the Company's net capital ratio was 2.58 to 1. At December 31, 2004, the Company had net capital of $34,287 which was $9,287 in excess of its required net capital of $25,000 and a net capital ratio of 4.16 to 1.

NOTE I - COMMITMENTS AND CONTINGENCIES

The Company's management agreement with Stuart Insurance Agency, Ltd. includes a rental charge for office space. Stuart Securities, Corp. incurred and paid rental expense of $29,220 for each of the years ended December 31, 2005 and 2004. The underlying lease agreement of Stuart Insurance Agency, Ltd. expires on September 30, 2006. Future minimum rental payments due to Stuart Insurance Agency, Ltd. is $21,915.

The rental expense payable by the Company is subject to the terms of the management agreement discussed in Note E.

SUPPLEMENTAL SCHEDULE

STUART SECURITIES CORP.

SUPPLEMENTAL SCHEDULE

December 31, 2005

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Computation of Net Capital:		
Total assets	$	394,295
Total liabilities		(273,234)
Net worth		121,061
Non-allowable assets:		
Receivable from affiliate		(91,522)
Non-allowable assets		-
Tentative net capital		29,539
Subordinated liability		55,000
Net capital		84,539
Minimum net capital		(25,000)
Excess net capital	$	59,539
Aggregate indebtedness to net capital ratio:		
Aggregate indebtedness consisting of commissions payable and note payable, excluding subordinated liability	$	218,234
Net capital	$	84,539
Ratio		2.58 to 1

Reconciliation with the Company's computation of net capital (included in Part II of its FOCUS report as of December 31, 2005):

Net capital, as reported in Part II FOCUS report	$	131,616
Audit adjustments, net		(47,077)
Net capital per above	$	84,539

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2006
Duluth, Georgia